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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1) *




                          Allegheny Technologies, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)


                                   01741R 10 2
        ----------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 4.

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        CUSIP No. 01741R 10 2           13G           Page 2 of 4 Pages
        -------------------------                     -------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


         Caroline W. Singleton
- ------------------------------------------------------------------------------
2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)[X]

                                                             (B)[ ]
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    CITIZEN OR PLACE OF ORGANIZATION

         United States
- ------------------------------------------------------------------------------

     NUMBER OF        5      SOLE VOTING POWER
      SHARES
                              1,224,660
                     -----------------------------------------------------------
     BENEFICIALLY     6      SHARED VOTING POWER
       OWNED BY
                              5,775,000
                     -----------------------------------------------------------
       EACH           7      SOLE DISPOSITIVE POWER
     REPORTING
                              1,224,660
                     -----------------------------------------------------------
     PERSON WITH      8      SHARED DISPOSITIVE POWER

                              5,775,000
- ------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,999,660
- ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                       [  ]
         Not Applicable
- ------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.2% (based on the number of shares outstanding as of March 15, 2000 as reported on Allegheny Technologies, Inc.'s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 21, 2000).

- ------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

         IN
- ------------------------------------------------------------------------------


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        CUSIP No.   01741R 10 2          13G          Page 3 of 4 Pages
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THESE STATEMENTS RELATE TO THE SCHEDULE 13G FILED ON FEBRUARY 14, 2000 BY
CAROLINE W. SINGLETON AS THE SOLE TRUSTEE OF THE SINGLETON FAMILY TRUST WITH REGARD TO THE BENEFICIAL OWNERSHIP OF COMMON STOCK, PAR VALUE $.10 PER SHARE OF ALLEGHENY TECHNOLOGIES, INC. (THE "COMPANY") AND CONSTITUTES AMENDMENT NO. 1 THERETO.

THE FOLLOWING ITEMS ARE AMENDED AND RESTATED IN THEIR ENTIRETY.

ITEMS 2(a)        NAME OF PERSON FILING; ADDRESS OF
AND 2(b).         PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         Caroline W. Singleton
         335 N. Maple Drive, Suite 177
         Beverly Hills, California  90210

ITEM 2(c).        CITIZENSHIP.

         I am a United States citizen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

         Common Stock, $.10 par value per share.

ITEM 2(e).        CUSIP NUMBER.

         01714R 10 2


ITEM 4.           OWNERSHIP.

         The Survivor's Trust of the Singleton Family Trust (the "TRUST"), of which I am the sole trustee, is transferring 5,775,000 shares of the common stock, $.10 par value per share (the "COMMON STOCK"), of the Company to the Singleton Group LLC, a Delaware limited liability company, (the "LLC") of which the Trust is the sole member. As a result, the Trust no longer holds more than five percent of a class of the Company's securities. I have sole voting and dispositive powers with respect to the 1,224,660 shares retained by the Trust as the trustee of the Trust. I share voting and dispositive powers with respect to the 5,775,000 shares transferred to the Trust as a manager of the LLC. In my capacity as a manager of the LLC, I may be considered a member of a group with the LLC and the other managers of the LLC with whom I share voting and dispositive powers over the shares held by the LLC.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

         As of the date hereof, the Trust has ceased to be the beneficial owner of more than five percent of a class of the Company's securities.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                            [Signature Page Follows]


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        CUSIP No.   01741R 10 2          13G          Page 4 of 4 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2000

                                             /s/ CAROLINE W. SINGLETON
                                             -----------------------------------
                                             Caroline W. Singleton


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